4-24-02

02027468

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 24 April, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ____ No ___

Annex A

The information in this Report shall be deemed to be filed by GlaxoSmithKline plc (the "Company") with the Securities and Exchange Commission solely for purposes of incorporation by reference into the Company's Registration Statement on Form S-8 (File No. 333-13022.

Issued: 24th April 2002, London

Results Announcement for the First Quarter 2002

GSK DELIVERS BUSINESS PERFORMANCE* EPS GROWTH OF 17% (18% CER)

STRONG START IN 2002 DRIVEN BY OUTSTANDING PERFORMANCE OF US PHARMACEUTICALS WITH 15% SALES GROWTH

GlaxoSmithKline plc (GSK) today announces its results for the first quarter ended 31st March 2002. The business performance results are summarised below.

BUSINESS PERFORMANCE RESULTS*

	Q1 2002	Q1 2001 (restated)	Increase	
	£m	£m	CER%	£%
Sales	**5,110**	4,757	8	7
Trading profit	**1,615**	1,369	19	18
Profit before tax	**1,593**	1,388	16	15
Earnings per share	**19.0p**	16.2p	18	17

Q1 2002 HIGHLIGHTS*

- Pharmaceutical sales continue strong growth, up 10%:
  - Growth especially strong in USA at 15%; Europe 4%; Rest of World 7%
  - Strong growth in key therapy areas: CNS 10%; Respiratory 25%, Anti-virals 17%
  - New products up 58%, now represent 25% of sales
  - *Seretide/Advair* is already GSK's third largest product after less than one year on the US market
- In-licensing programme delivers two new deals, including alvimopan in phase III for bowel dysfunctions following surgery
- Business performance EPS growth of 18%, reflecting sales growth and merger cost savings. The company is on track to meet 2002 business performance EPS growth in the mid-teens.*

Commenting on the performance for the quarter, Dr Jean-Pierre Garnier, Chief Executive Officer, said:

"GSK delivered strong performance in the quarter. These results continue to demonstrate the breadth and strength of GSK's portfolio of products, and provide a strong platform to build on for the rest of the year. At the same time, we have continued to bolster our pipeline by in-licensing two more highly promising compounds."

---

* Business performance, which is the primary measure used by management, is presented after excluding merger items, integration and restructuring costs and disposals of subsidiaries. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. All financial commentaries are on a business performance basis and growth rates are at constant exchange rates (CER) unless otherwise stated. The forecasts are on a business performance basis at CER and assume GSK successfully defends its intellectual property surrounding *Augmentin* and *Paxil* in the USA.

Results in 2001 have been restated following the implementation of FRS 19 'Deferred tax' in 2002. See "Taxation - total" on page 9.

FIRST QUARTER PERFORMANCE 2002

PHARMACEUTICALS PERFORMANCE FUELLED BY 15% GROWTH IN USA

Global pharmaceuticals growth of 10% CER was fuelled by 15% growth in US sales to over £2.3 billion, now 55% of the business. The underlying growth rate for the US business is broadly consistent with reported sales growth, although some products were affected by wholesaler-stocking patterns. Europe grew at 4% to £1.1 billion and Rest of World markets performed well with growth of 7%.

HIGHLIGHTS FOR THE QUARTER

STRONG PERFORMANCE IN CNS - SALES GREW 10% TO £994 MILLION

In the USA, underlying growth for ***Seroxat/Paxil*** was approximately 15%, although actual sales reported showed a decrease of 3% due to wholesaler speculation in the previous quarter. In Europe, sales were down 1% due to generic competition and comparison with a strong Q1 2001.

In April, GSK launched ***Paxil CR*** in the USA. *Paxil CR* combines the efficacy of paroxetine with an advanced Geomatrix™ technology that controls dissolution and absorption of the drug in the body. In addition to demonstrating efficacy, clinical studies of new *Paxil CR* showed a favourable tolerability profile with a low incidence of patient dropouts due to adverse events.

Wellbutrin sales increased 41% in the USA. *Wellbutrin XL*, the new once daily version, is expected to be filed in the second half of 2002.

RESPIRATORY UP 25% TO £967 MILLION; *SERETIDE/ADVAIR* CONTINUES STRONG GROWTH

GSK's three key respiratory products - ***Seretide/Advair, Flovent, Serevent*** - grew 37% world-wide and 60% in the USA. *Seretide/Advair* continues to post strong gains in Europe and remains the company's number one product in the region.

In March, GSK received an approvable letter from the US FDA for the use of *Seretide/Advair* in the treatment of Chronic Obstructive Pulmonary Disease. GSK is working closely with the FDA to gain approval and expects to submit further data to the agency during the next few months.

Earlier this month *Serevent* was approved in Japan.

ANTI-VIRALS GREW 17% TO £550 MILLION BOOSTED BY *TRIZIVIR*

Global sales of HIV medicines grew 18%, driven by ***Trizivir*** in Europe and the USA. *Trizivir* continues to be prescribed earlier in therapy by US physicians. This triple combination therapy in only one pill is now the third most prescribed treatment regimen for HIV patients.

Valtrex for herpes also reported strong sales growth of 27% worldwide and 44% in the USA, benefiting from promotional focus on its convenient once-daily dosing.

ANTI-BACTERIALS FELL 9% TO £644 MILLION; *AUGMENTIN* BUILDS US MARKET SHARE

Sales of Anti-bacterials were down, primarily due to reduced sales of *Ceftin* which began to encounter generic competition in the USA during the quarter and also to a weak 'flu season in the USA.

Compared with a year ago, ***Augmentin*** has gained share in both the US paediatric and adult markets. Further, the successful launch of *Augmentin ES* has helped to make *Augmentin* the leading antibiotic for paediatric patients in the USA. Additional data to support the filing of the *Augmentin XR* adult formulation was recently submitted to the US FDA.

***AVANDIA* GROWTH DRIVES METABOLIC/GI SALES TO OVER £350 MILLION**

Avandia grew 28% for the quarter benefiting from higher sales in the USA and the ongoing launches throughout Europe and in the Rest of World. In the USA, reported sales growth of 21% benefited from wholesaler stocking patterns in 2001.

VACCINES DELIVER STRONG GROWTH, UP 18% TO £244 MILLION

The Hepatitis franchise grew 10% to £118 million, primarily as a result of growth in the USA which was helped by the recent launch of ***Twinrix***.

Infanrix (GSK's new DTPa range of combination vaccines) grew 24% to £64 million, driven by continuing success in the US market.

CONSUMER HEALTHCARE SALES OF £749 MILLION

Total sales were down 1%. Growth in Europe of 5% was offset by a 10% sales decline in the USA, caused by the trade lowering inventory levels and competitor activity in Oral care.

Oral care sales were down 1%, with lower demand for *Aquafresh* not quite offset by a strong performance from *Sensodyne*. Nutritionals performed strongly, up 6%, led by *Lucozade* in Europe. Smoking control growth was up 4%, helped by the launch of the new *NiQuitin Lozenge* in Europe. Approval of this product is expected in the USA by the end of the year.

PIPELINE

During the quarter, GSK issued an updated R&D pipeline chart. This now includes 118 projects in clinical development, comprising 56 new chemical entities (NCEs), 21 new vaccines and 41 line extensions. The pipeline includes 44 NCEs in phase I and II, up from 42 at the end of October 2001.

In mid-April, GSK announced two new licensing agreements:

- alvimopan from Adolor Inc, a mu-opioid antagonist in Phase III development for the management of bowel dysfunction associated with the use of pain medicine during and after abdominal surgery (post-operative ileus).
- an oral formulation of an analog of parathyroid hormone (PTH) from Unigene, currently in advanced preclinical development for the treatment of osteoporosis.

With its partner, Bayer AG, GSK continues to work toward approval in the USA of vardenafil for the treatment of male erectile dysfunction. The overall clinical profile of vardenafil is expected to be very competitive. A large clinical program is ongoing with data expected over the next year to support a launch in the second half of 2002.

MERGER & RESTRUCTURING

GSK continues to implement its merger and manufacturing restructuring plans and remains on track to deliver forecast total annual merger and manufacturing restructuring savings of £1.8 billion by 2003.

Net costs of £163 million were incurred in the period in respect of the merger and manufacturing restructuring. After tax relief of £50 million, the net charge was £113 million.

TRADING PROFIT AND EARNINGS PER SHARE

Business performance trading profit growth was 19%, reflecting improved margins. The trading profit margin improved 2.8% to 31.6% as a result of cost savings from merger integration and a favourable US sales mix. Business performance EPS was 19.0 pence, up 18% in CER terms, and 17% in sterling terms, reflecting a weaker Euro and a number of international currencies, partly offset by a stronger dollar.

After merger and manufacturing costs, trading profit was £1,440 million. Taken together with other expenses, taxation and product divestments this resulted in EPS of 17.1 pence.

SHARE BUY-BACK PROGRAMME

GSK announced plans in 2001 to invest up to £4 billion buying its shares on the market. This programme covers purchases by the company of shares for cancellation and the purchase of shares relating to share option grants and other share based incentives. To date £2.5 billion of this has been spent, of which £2 billion was spent in 2001.

The exact amount and timing of future purchases will be determined by the company and is dependent on market conditions and other factors.

EARNINGS GUIDANCE FOR 2002 AND 2003

GSK expects business performance to deliver earnings per share growth in the mid-teens in 2002 and low-teens or better in 2003. This guidance assumes GSK successfully defends its intellectual property surrounding *Augmentin* and *Paxil* in the USA. GSK is engaged in legal proceedings regarding validity and infringement of the Group's patents relating to *Augmentin* and *Paxil/Seroxat.* Business performance growth is at constant exchange rates and excludes merger items, integration and restructuring costs and disposals of subsidiaries. Further information is detailed in the 'Legal proceedings' section.

DIVIDEND

The Board has declared a first interim dividend of 9 pence per share. This compares with a dividend of 9 pence for the first quarter in 2001. The equivalent dividend receivable by ADR holders is 25.959 cents per ADS based on an exchange rate of £1/$1.44216. The dividend will be paid on 4th July 2002 to shareholders and on 5th July 2002 to ADR holders of record on 3rd May 2002.

GlaxoSmithKline – one of the world's leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information and a copy of the company's updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	**UK Media**	Martin Sutton	(020) 8047 5502
		Alan Chandler	(020) 8047 5502
	US Media	Nancy Pekarek	(215) 751 7709
		Mary Anne Rhyne	(919) 483 2319
	European Analyst / Investor	Duncan Learmouth	(020) 8047 5540
		Anita Kidgell	(020) 8047 5542
		Philip Thomson	(020) 8047 5543
	US Analyst / Investor	Frank Murdolo	(215) 751 7002
		Tom Curry	(215) 751 5419

GSK prepares its financial results in £ sterling. Accordingly this Announcement is issued in £ sterling. A convenience translation in US$ is also issued. Both £ sterling and US$ versions of the Announcement are available on GlaxoSmithKline's corporate website at www.gsk.com.

PROFIT AND LOSS ACCOUNT
Three months ended 31st March 2002

	Business performance			Merger, restructuring and disposal of subsidiaries		Total	
	2002 £m	2001 (restated) £m	CER%	**2002 £m**	2001 (restated) £m	**2002 £m**	2001 (restated) £m
Sales:							
Pharmaceuticals	**4,361**	3,982	**10**	**-**	-	**4,361**	3,982
Consumer Healthcare	**749**	775	**(1)**	**-**	-	**749**	775
SALES	**5,110**	4,757	**8**	**-**	-	**5,110**	4,757
Cost of sales	**(1,075)**	(1,018)	**(7)**	**(42)**	(27)	**(1,117)**	(1,045)
Gross profit	**4,035**	3,739	**9**	**(42)**	(27)	**3,993**	3,712
Selling, general and administration	**(1,770)**	(1,784)	**-**	**(117)**	(309)	**(1,887)**	(2,093)
Research and development	**(650)**	(586)	**(11)**	**(16)**	(9)	**(666)**	(595)
Trading profit:							
Pharmaceuticals	**1,521**	1,269	**20**	**(165)**	(329)	**1,356**	940
Consumer Healthcare	**94**	100	**2**	**(10)**	(16)	**84**	84
TRADING PROFIT	**1,615**	1,369	**19**	**(175)**	(345)	**1,440**	1,024
Other operating (expense)/income	**(5)**	24		**-**	-	**(5)**	24
Operating profit	**1,610**	1,393	**16**	**(175)**	(345)	**1,435**	1,048
Product divestments	**-**	-		**12**	-	**12**	-
Profits of associates	**17**	15		**-**	-	**17**	15
Disposal of businesses	**-**	-		**-**	(1)	**-**	(1)
Profit before interest	**1,627**	1,408		**(163)**	(346)	**1,464**	1,062
Net interest payable	**(34)**	(20)		**-**	-	**(34)**	(20)
PROFIT BEFORE TAXATION	**1,593**	1,388	**16**	**(163)**	(346)	**1,430**	1,042
Taxation	**(430)**	(372)		**50**	53	**(380)**	(319)
Profit after taxation	**1,163**	1,016	**15**	**(113)**	(293)	**1,050**	723
Minority interests	**(24)**	(23)		**-**	-	**(24)**	(23)
Preference share dividends	**(5)**	(13)		**-**	-	**(5)**	(13)
EARNINGS	**1,134**	980	**17**	**(113)**	(293)	**1,021**	687
EARNINGS PER SHARE	**19.0p**	16.2p	**18**			**17.1p**	11.3p
Weighted average number of shares (millions)	**5,981**	6,067				**5,981**	6,067

To illustrate "Business performance", which is the primary measure used by management, merger items, integration and restructuring costs and disposal of subsidiaries have been excluded and an adjusted EPS presented. Appropriations of profit attributable to shareholders are set out under "Appropriations" on page 10.

Results in 2001 have been restated following the implementation of FRS 19 'Deferred tax' in 2002. See "Taxation - total" on page 9.

PHARMACEUTICAL SALES
Three months ended 31st March 2002

	Total		USA		Europe		RoW	
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
CENTRAL NERVOUS SYSTEM	**994**	**10**	**712**	**13**	**186**	**-**	**96**	**15**
Depression	**623**	**10**	**474**	**10**	**88**	**(1)**	**61**	**29**
Seroxat/Paxil	438	1	293	(3)	88	(1)	57	30
Wellbutrin	185	41	181	41	-	-	4	21
Migraine	**208**	**19**	**155**	**20**	**42**	**9**	**11**	**33**
Imigran/Imitrex	184	19	141	21	34	8	9	35
Naramig/Amerge	24	17	14	20	8	12	2	21
Lamictal	100	35	55	55	35	14	10	32
Requip	19	14	9	15	9	11	1	27
Zyban	29	(37)	13	(15)	9	(47)	7	(48)
RESPIRATORY	**967**	**25**	**488**	**46**	**324**	**7**	**155**	**13**
Seretide/Advair, Flixotide/Flovent, Serevent	**699**	**37**	**372**	**60**	**244**	**13**	**83**	**35**
Seretide/Advair	363	>100	191	>100	141	69	31	>100
Flixotide/Flovent	200	(14)	101	(18)	56	(20)	43	9
Serevent	136	(25)	80	(26)	47	(25)	9	(8)
Flixonase/Flonase	137	9	99	16	13	2	25	(7)
Ventolin	68	(3)	6	(21)	33	2	29	(4)
Becotide	33	(19)	-	-	26	(19)	7	(19)
ANTI-BACTERIALS	**644**	**(9)**	**326**	**(17)**	**194**	**6**	**124**	**(6)**
Augmentin	388	(4)	257	(7)	91	4	40	(4)
Zinnat/Ceftin	69	(37)	13	(77)	33	5	23	(3)
Fortum	51	3	9	(3)	26	20	16	(13)
Amoxil	33	(24)	7	(56)	13	(8)	13	(6)
ANTI-VIRALS	**550**	**17**	**294**	**28**	**152**	**6**	**104**	**9**
HIV	**350**	**18**	**205**	**21**	**110**	**14**	**35**	**17**
Combivir	144	-	84	(1)	45	(5)	15	22
Trizivir	69	>100	45	>100	22	>100	2	>100
Epivir	72	1	39	11	23	(7)	10	(15)
Retrovir	14	14	6	20	6	20	2	(9)
Ziagen	40	6	24	8	12	(8)	4	47
Agenerase	11	(3)	7	(18)	2	35	2	70
Herpes	**156**	**7**	**77**	**46**	**34**	**(20)**	**45**	**(11)**
Valtrex	96	27	63	44	16	(12)	17	23
Zovirax	60	(14)	14	56	18	(26)	28	(22)
Zeffix	30	37	3	>100	4	58	23	29
METABOLIC AND GASTRO-INTESTINAL	**353**	**5**	**192**	**19**	**66**	**(12)**	**95**	**(3)**
Avandia	196	28	167	21	10	52	19	>100
Zantac	102	(13)	25	(1)	33	(22)	44	(12)
VACCINES	**244**	**18**	**82**	**35**	**93**	**8**	**69**	**17**
Hepatitis	118	10	55	24	45	9	18	(15)
Infanrix	64	24	27	72	25	(3)	12	24
ONCOLOGY & EMESIS	**231**	**26**	**174**	**33**	**37**	**5**	**20**	**20**
Zofran	159	20	116	24	28	8	15	22
Hycamtin	25	16	17	24	6	1	2	12
CARDIOVASCULAR	**145**	**17**	**93**	**17**	**34**	**15**	**18**	**20**
Coreg	60	22	57	21	-	-	3	39
ARTHRITIS (*Relafen*)	**7**	**(86)**	**3**	**(93)**	**1**	**(44)**	**3**	**(30)**
OTHER	**226**	**10**	**11**	**>100**	**61**	**3**	**154**	**9**
	4,361	**10**	**2,375**	**15**	**1,148**	**4**	**838**	**7**

CONSUMER HEALTHCARE SALES

	Three months ended 31st March 2002	
	£m	CER%
Over-the-counter medicines	**361**	**(4)**
Analgesics	75	(1)
Dermatological	40	(9)
Gastro-intestinal	78	(7)
Respiratory tract	38	3
Smoking control	77	4
Vitamins & naturals	36	(8)
Oral care	**251**	**(1)**
Nutritional healthcare	**137**	**6**
Total	**749**	**(1)**

FINANCIAL REVIEW – PROFIT AND LOSS

Pharmaceutical sales

Sales increased by 10%, which represented additional sales of £406 million (in CER terms). An analysis of sales between new products (those launched in a major market within the last five years), franchise products (established products), and older products (now less actively promoted) is set out below:

	Q1 2002			
	£m	% total	CER%	CER £m
New	**1,109**	**25**	58	408
Franchise	**2,375**	**55**	3	60
Other	**877**	**20**	(6)	(62)
	4,361	**100**	10	406

The growth of the new products, notably *Seretide/Advair*, *Trizivir* and *Avandia* and the franchise products, *Wellbutrin*, *Imigran/Imitrex* and *Zofran*, more than offsets the decline of older products such as *Zantac*. New products now account for 25% of total pharmaceutical sales compared with 18% in Q1 2001.

Regional analysis

USA
Sales for the quarter in the USA accounted for 55% of total pharmaceutical sales. *Seretide/Advair* launched in mid-April 2001 achieved sales of £191 million. Although this launch has impacted the sales of its constituent products, *Flixotide/Flovent* and *Serevent*, combined sales of these three products amounted to £372 million with growth of 60%. *Paxil* declined reflecting wholesaler buying patterns, but underlying growth was strong, and *Wellbutrin* maintained its good growth record. In anti-bacterials, *Augmentin* declined reflecting a weak 'flu season but market share grew following the launch of the *ES* (extra strength) formulation in late 2001.

Europe
Europe region contributed 26% of pharmaceutical sales with good sales growth in France and Spain. *Seretide/Advair* was a major sales driver in the region although, as in the USA, this affected sales of its constituent products. Vaccines grew throughout most markets and sales were particularly strong in Central Europe. *Paxil* sales were flat reflecting the effect of a strong Q1 2001 and generic competition.

Rest of the World
Sales growth of 7% in the Rest of the World was driven by strong growth in Asia Pacific, Canada and Japan which outweighed falls in Latin America. *Seroxat*, *Seretide/Advair*, vaccines and *Avandia* all recorded significant growth in the region.

Trading profit – business performance

	Q1 2002		Q1 2001		Growth	2001
	£m	% of sales	£m	% of sales	CER%	£m
Sales	**5,110**	**100.0**	4,757	100.0	8	20,489
Cost of sales	**(1,075)**	**(21.0)**	(1,018)	(21.4)	(7)	(4,430)
Selling, general and administration	**(1,770)**	**(34.7)**	(1,784)	(37.5)	-	(7,451)
Research and development	**(650)**	**(12.7)**	(586)	(12.3)	(11)	(2,555)
Trading profit - business performance	**1,615**	**31.6**	1,369	28.8	19	6,053

Cost of sales reduced as a percentage of sales reflecting proportionately higher sales in the US market and benefits arising from merger and manufacturing restructuring savings.

Selling, general and administration (SG&A) costs also benefited from merger savings.

Research and development expenditure grew 11% as a result of the reinvestment of merger savings and the write off of the intangible asset related to *Factive*.

Overall the trading margin improved by 2.8% to 31.6%.

Profit before tax – business performance

	Q1 2002 £m	Q1 2001 £m	2001 £m
Trading profit	**1,615**	1,369	6,053
Other operating (expense)/income	**(5)**	24	37
Profits of associates	**17**	15	71
Disposal of interests in associates	**-**	-	96
Net interest payable	**(34)**	(20)	(88)
Profit before tax - business performance	**1,593**	1,388	6,169

Other operating (expense)/income

Other operating (expense)/income includes royalty income, costs associated with product liability claims and product withdrawals, product disposals, equity investment sales and equity investment write-downs due to adverse stock market conditions. There were no equity investment sales in Q1 2002.

Merger items, integration and restructuring costs and disposal of subsidiaries

	Q1 2002 £m	Q1 2001 £m	2001 £m
Manufacturing and other restructuring	**(21)**	(30)	(162)
Merger integration costs	**(144)**	(299)	(1,069)
Block Drug integration costs	**(10)**	(16)	(125)
Effect on operating profit	**(175)**	(345)	(1,356)
Product divestment	**12**	-	-
Disposal of businesses	**-**	(1)	(296)
Effect on profit before tax	**(163)**	(346)	(1,652)

The product divestment reflects the final settlement on the disposal of *Kytril* in 2000.

Taxation - total

	Q1 2002 £m	Q1 2001 (restated) £m	2001 (restated) £m
Business performance	**(430)**	(372)	(1,655)
Merger items, integration and restructuring costs and disposal of subsidiaries	**50**	53	322
Taxation - total	**(380)**	(319)	(1,333)

The charge for taxation on business performance profit amounting to £430 million represents an effective tax rate of 27.0 per cent. which is the rate expected to apply for the year. This represents an increase compared to the effective rate for 2001 of 26.8%.

Transfer pricing issues are inevitable for a global business such as GSK. The integrated nature of the Group's worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to the price at which goods should be transferred between Group companies in different tax jurisdictions can produce conflicting claims from revenue authorities as to the profits that fall to be taxed in individual territories. Resolution of such issues is a continuing fact-of-life for GSK.

In the USA for a number of years GSK has had significant open issues relating to transfer pricing. These issues affect all years from 1989 to the present and concern a number of products, although the most significant relates to the success of *Zantac* in respect of which the claims of the US Internal Revenue Service (IRS) substantially exceed the Group's estimation of its taxation liabilities. The IRS claims continue to be the subject of discussions between the US and UK tax authorities under the competent authority provisions of the double tax convention between the two countries. Within these discussions there is a wide variation between the views of the US and UK tax authorities and, exceptionally, they may be unable to reach agreement to settle the dispute. In the event of the UK and US tax authorities not reaching agreement, the company would need to resort to litigation.

GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments.

The credit for taxation on merger, restructuring and business disposals amounting to £50 million reflects the actual tax rate applicable to the transactions in the territories in which they arise.

The Group has implemented the new Financial Reporting Standard, FRS 19 'Deferred tax' in 2002, which requires deferred tax to be accounted for on a full provision basis rather than a partial provision basis as before. The effect is to increase the business performance and total tax charge in the three months ended 31st March 2001 by £1 million and the business performance tax rate by 0.1% to 26.8%. For the full year 2001 the business performance tax charge is increased by £8 million, and the total tax charge by £6 million. The net deferred tax asset at 31st December 2001 has been reduced by £127 million.

Earnings

	Q1 2002 £m	Q1 2001 (restated) £m	2001 (restated) £m
Net profit attributable to shareholders			
Earnings	**1,021**	687	3,053
Adjustment for merger items, integration and restructuring costs and disposal of subsidiaries	**113**	293	1,330
Adjusted earnings	**1,134**	980	4,383

	pence	pence	pence
Earnings per share			
Basic earnings per share	**17.1**	11.3	50.3
Adjustment for merger items, integration and restructuring costs and disposal of subsidiaries	**1.9**	4.9	22.0
Adjusted earnings per share	**19.0**	16.2	72.3

In order to illustrate business performance, which is the primary performance measure used by management, adjusted earnings and adjusted earnings per share are presented after excluding merger items, integration and restructuring costs and disposal of subsidiaries.

	£m	£m (restated)	£m (restated)
Appropriations			
Earnings (profit attributable to shareholders)	**1,021**	687	3,053
Dividends	**(535)**	(546)	(2,356)
Retained profit	**486**	141	697

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Q1 2002 £m	Q1 2001 (restated) £m	2001 (restated) £m
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	**1,021**	687	3,053
Exchange movements on overseas net assets	**(8)**	(10)	(151)
UK tax on exchange movements	**-**	16	-
Unrealised gain on equity investment	**2**	-	-
TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE PERIOD	**1,015**	693	2,902
Prior period adjustment - implementation of FRS 19	**(127)**		
TOTAL RECOGNISED GAINS AND LOSSES SINCE 31st DECEMBER 2001	**888**		

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT

	Q1 2002 £m	Q1 2001 £m	2001 £m
BUSINESS PERFORMANCE OPERATING PROFIT	**1,610**	1,393	6,090
Depreciation and other non-cash items	**249**	147	713
Increase in working capital	**(242)**	(225)	(67)
(Decrease)/increase in net liabilities	**(15)**	(64)	744
	1,602	1,251	7,480
Restructuring/integration costs paid	**(153)**	(196)	(949)
Merger transaction costs paid	**-**	(9)	(24)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**1,449**	1,046	6,507
Returns on investment and servicing of finance	**(107)**	(97)	(191)
Taxation paid	**(209)**	(361)	(1,717)
FREE CASH FLOW	**1,133**	588	4,599
Purchase of tangible fixed assets	**(176)**	(194)	(1,115)
Sale of tangible fixed assets	**8**	12	65
Purchase of intangible fixed assets	**(32)**	(57)	(196)
Sale of intangible fixed assets	**-**	-	6
	(200)	(239)	(1,240)
Product divestments	**-**	(30)	(30)
Purchase of own shares for employee share options and awards	**-**	(101)	(795)
Proceeds from own shares for employee share options	**27**	30	194
Purchase of equity investments	**(7)**	(18)	(47)
Sale of equity investments	**9**	22	139
Capital expenditure and financial investment	**(171)**	(336)	(1,779)
Purchase of businesses	**-**	(845)	(848)
Cash acquired with subsidiary	**-**	45	45
Business disposals	**-**	71	66
Investment in joint ventures and associates	**-**	-	(44)
Disposal of interests in associates	**-**	-	124
Acquisitions and disposals	**-**	(729)	(657)
Equity dividends paid	**(545)**	(163)	(2,325)
NET CASH INFLOW/(OUTFLOW)	**417**	(640)	(162)
Issue of ordinary share capital	**18**	45	144
Purchase of shares for cancellation	**(504)**	-	(1,274)
Net non-cash funds of subsidiary acquired	**-**	58	56
Redemption of preference shares issued by a subsidiary	**-**	(457)	(457)
Other financing cash flows	**(43)**	(27)	144
Exchange movements	**(8)**	28	59
INCREASE IN NET DEBT IN PERIOD	**(120)**	(993)	(1,490)
NET DEBT AT BEGINNING OF PERIOD	**(2,101)**	(611)	(611)
NET DEBT AT END OF PERIOD	**(2,221)**	(1,604)	(2,101)

BALANCE SHEET

	Q1 2002 £m	Q1 2001 (restated) £m	2001 (restated) £m
Goodwill	**170**	174	174
Intangible fixed assets	**1,664**	1,644	1,673
Tangible fixed assets	**6,866**	6,849	6,845
Investments	**3,195**	2,673	3,228
FIXED ASSETS	**11,895**	11,340	11,920
Equity investments	**184**	174	185
Stocks	**2,144**	2,400	2,090
Debtors	**6,248**	6,196	6,017
Liquid investments	**1,364**	655	1,415
Cash at bank	**935**	1,730	716
CURRENT ASSETS	**10,875**	11,155	10,423
Loans and overdrafts	**(2,051)**	(2,353)	(2,124)
Other creditors	**(7,463)**	(7,265)	(7,306)
CREDITORS: amounts due within one year	**(9,514)**	(9,618)	(9,430)
NET CURRENT ASSETS	**1,361**	1,537	993
TOTAL ASSETS LESS CURRENT LIABILITIES	**13,256**	12,877	12,913
Loans	**(2,469)**	(1,636)	(2,108)
Other creditors	**(201)**	(147)	(190)
CREDITORS: amounts due after one year	**(2,670)**	(1,783)	(2,298)
PROVISIONS FOR LIABILITIES AND CHARGES	**(2,414)**	(2,442)	(2,363)
NET ASSETS	**8,172**	8,652	8,252
Called up share capital	**1,536**	1,558	1,543
Share premium account	**187**	73	170
Other reserves	**1,874**	1,849	1,866
Profit and loss account	**3,741**	4,374	3,811
EQUITY SHAREHOLDERS' FUNDS	**7,338**	7,854	7,390
Non-equity minority interest	**634**	633	621
Equity minority interests	**200**	165	241
CAPITAL EMPLOYED	**8,172**	8,652	8,252

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

	Q1 2002 £m	Q1 2001 (restated) £m	2001 (restated) £m
Equity shareholders' funds at beginning of period as previously reported	**7,517**	7,711	7,711
Prior period adjustment - implementation of FRS 19	**(127)**	(121)	(121)
Equity shareholders' funds at beginning of period as restated	**7,390**	7,590	7,590
Total recognised gains and losses for the period	**1,015**	693	2,902
Dividends	**(535)**	(546)	(2,356)
Ordinary shares issued	**18**	45	144
Ordinary shares purchased and cancelled	**(549)**	-	(1,274)
Exchange movements on goodwill written off to reserves	**(1)**	-	28
Goodwill written back	**-**	72	356
Equity shareholders' funds at end of period	**7,338**	7,854	7,390

FINANCIAL REVIEW - CASH FLOW AND BALANCE SHEET

Cash flow

Operating cash flow, after restructuring and integration payments of £153 million, was £1,449 million in Q1 2002. This represents an increase of £403 million over the first quarter 2001 and is sufficient to fund the routine cash flow of tax, capital expenditure and dividend payments. Receipts of £45 million arose from the exercise of share options; £27 million from shares held by the Employee Share Ownership Trusts (ESOTs) and £18 million from new shares. In addition, £504 million was spent in the quarter on purchasing the company's shares for cancellation.

Net assets

The book value of net assets decreased from £8,252 million at 31st December 2001 to £8,172 million at 31st March 2002, a decrease of £80 million. This principally reflects the use of funds for the share buy-back programme, partially offset by an increase in working capital.

Fixed asset investments comprise investments in associates, long-term equity investments and an investment in own shares held by the ESOTs. At 31st March 2002 the ESOTs held 185.6 million GSK ordinary shares at a carrying value of £2,898 million and market value of £3,070 million, against the future exercise of share options and share awards.

Equity shareholders' funds

Equity shareholders' funds decreased from £7,390 million at 31st December 2001 to £7,338 million at 31st March 2002. The decrease arises from the value of shares purchased and cancelled exceeding new shares issued and retained profits.

Legal proceedings

Legal proceedings in which GlaxoSmithKline is involved are described in the 'Legal proceedings' note to the Financial statements and 'Risk factors' in the Operating review and financial prospects included in the Annual Report 2001. Developments since the date of the Annual Report are set out below.

With respect to the intellectual property litigation relating to *Augmentin*, in March the federal judge in the US District Court for the Eastern District of Virginia ruled on a summary judgement motion filed by Teva Pharmaceuticals, relating to the validity of three of the Group's US patents covering *Augmentin*. In the summary judgement ruling, the court ruled in Teva's favour that three GSK patents expiring in 2017 were invalid. The Group will appeal that ruling, together with the earlier ruling that the patent expiring in 2018 was invalid, to the US Court of Appeals for the Federal Circuit. The federal judge has scheduled a trial date for 20th May 2002 regarding claims by Geneva Pharmaceuticals and Teva as to the validity and infringement of the Group's patents expiring in June, July and December 2002. Although the judge has already granted summary judgement in favour of the Group in December 2001 rejecting a challenge by Teva to the validity of the December 2002 patent, the unresolved challenges remain to be ruled upon in the pending summary judgement motions or at the trial.

The Group is involved in a range of legal proceedings as described in the Annual Report 2001. Although the outcome of claims, legal proceedings and other matters in which GlaxoSmithKline is involved cannot be predicted with any certainty, the Directors, having taken appropriate legal advice, do not expect GlaxoSmithKline's ultimate liability for such matters, after taking into account provisions, tax benefits and insurance, to have a material adverse effect on its financial condition, the results of its operations or its cash flows.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	Q1 2002	Q1 2001	2001
Average rates:			
£/US$	**1.43**	1.45	1.44
£/Euro	**1.64**	1.59	1.61
£/Yen	**189.00**	172.00	175.00
Period end rates:			
£/US$	**1.42**	1.42	1.45
£/Euro	**1.63**	1.61	1.64
£/Yen	**189.00**	179.00	190.00

On average during Q1 2002 sterling exchange rates were weaker against the US dollar and stronger against the Euro and the yen compared to the first quarter 2001. In aggregate, currency movements in Q1 2002 compared to Q1 2001 had a net unfavourable effect on sterling results of 1% in respect of sales and 1% in respect of business performance earnings per share. Comparing Q1 2002 period-end rates with Q1 2001 period-end rates, sterling was stable against the US dollar and stronger against the Euro and the yen.

If exchange rates were to hold at the 31st March 2002 levels for the remainder of the year a broadly neutral currency impact would be expected for the full year.

ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement for the three months ended 31st March 2002 is prepared in accordance with the accounting policies expected to apply for 2002. These are unchanged from those set out in the Annual Report 2001, except that during 2002 FRS 19 'Deferred tax' has been implemented by the Group. This FRS requires deferred tax to be accounted for on a full provision basis, rather than a partial provision basis as in 2001 and earlier years. This change in basis has been accounted for as a prior period adjustment.

Figures quoted for market share and market growth rates relate to the year ended 31st December 2001 (or later where available). These are GSK estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

The profit and loss account, statement of total recognised gains and losses and cash flow statement for the year ended, and the balance sheet at, 31st December 2001 are an abridged statement, after adjusting for the effects of implementing FRS 19 on 1st January 2002, of the full Group accounts for that period, which have been delivered to the Registrar of Companies and on which the report of the auditors was unqualified and did not contain a statement under either section 237 (2) or section 237 (3) of the Companies Act 1985.

INVESTOR INFORMATION

Announcement of Q1 Results 2002
This Announcement was approved by the Board of Directors on Wednesday 24th April 2002.

Annual General Meeting
The Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 20th May 2002.

Financial calendar
The company will announce second quarter 2002 results on 24th July 2002. The second interim dividend for 2002 will have an ex-dividend date of 31st July 2002 and a record date of 2nd August 2002 and will be paid on 3rd October 2002.

Internet
This Announcement, and other information about GSK, is available on the World Wide Web at the company's site at: http://www.gsk.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 24 April, 2002

By:

VICTORIA LLEWELLYN
Authorised Signatory for and on behalf of GlaxoSmithKline plc

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